

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Selwyn Joffe
Chief Executive Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

>   **Re: Motorcar Parts of America, Inc.**
>   **Post-effective Amendment No. 2 to Form S-1**
>   **Filed October 11, 2013**
>   **File No. 333-182075**

Dear Mr. Joffe:

We have reviewed your responses to the comments in our letter dated September 30, 2013 and have the following additional comment.

Risk Factors, page 4

1. We note your response to our prior comment 5 and reissue in part. Please revise to disclose the current status, quantitatively, with respect to any material debt covenants for which you were noncompliant or received waivers and you are reasonably likely to be in breach of in the future.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

>   Sincerely,
>
>   /s/ Justin Dobbie
>
>   Justin Dobbie
>   Legal Branch Chief

cc: Via E-mail
       Steven B. Stokdyk
       Latham & Watkins LLP